PROSKAUER ROSE LLP
ELEVEN TIMES SQUARE
New York, New York 10036

January 21, 2022

VIA EDGAR

Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC 20549
Attention: Mark Cowan

Re:	Dreyfus Government Cash Management Funds (Registration Nos: 002-89359; 811-03964)

Ladies and Gentlemen:

On behalf of Dreyfus Government Cash Management (the "Fund"), a series of Dreyfus Government Cash Management Funds (the "Registrant"), on or about February 1, 2022, the Fund plans to file with the Securities and Exchange Commission (the "Commission"), under the Securities Act of 1933, as amended (the "Securities Act"), and the Investment Company Act of 1940, as amended, Post-Effective Amendment No. 72, (the "Amendment"), to its Registration Statement on Form N-1A (the "Registration Statement"). The Amendment will relate to Post-Effective Amendment No. 71 to the Registrant's Registration Statement that was filed with the Commission pursuant to Rule 485(a)(1) under the Securities Act on November 15, 2021 (the "485(a) Amendment") for the purpose offering a new class of shares to be designated as BOLDSM shares.

This letter is being filed to respond to comments of the staff (the "Staff") of the Commission on the 485(a) Amendment that were provided to the undersigned by Mark Cowan of the Staff on December 30, 2021. The Amendment is being filed in order to respond to these comments and to complete previously incomplete portions of the filing, to make certain other non-material revisions and to file exhibits. The prospectus and statement of additional information ("SAI") included in the Amendment will be marked to indicate changes from the versions filed as part of the 485(a) Amendment.

As discussed with the Staff, the Fund has filed a delaying amendment to extend the effective date of the 485(a) Amendment to February 1, 2022.

For the convenience of the Staff, and for completeness purposes, the Staff's comments have been restated below in their entirety, and the response is set out immediately following each comment. We have considered comments made by the Staff with respect to one section of the 485(a) Amendment as applicable to similar disclosure elsewhere in the 485(a) Amendment. Capitalized terms used but not defined herein have the meanings assigned to them in the 485(a) Amendment.

General

1.	Staff Comment: Please update the class ticker when available.

Response: The BOLDSM shares class ticker will be updated when the Amendment is filed.

Prospectus

Fund Summary—Principal Investment Strategy

2.	Staff Comment: Please provide additional disclosure about how environmental, social and governance ("ESG") factors are taken into account when making initial investments. Please supplementally explain the Fund's ESG classification of different government securities. Where the Fund discloses that its investment adviser "evaluates whether ESG factors could have a positive, negative or neutral impact on the cash flows or risk profiles of the issuers or guarantors of the securities in which the fund may invest," the Fund should explain in further detail what ESG factors are being evaluated as part of this process. How are these factors related to cash flows and risk profiles of the issuers or guarantors of the securities in which the Fund may invest? Additionally, the Fund should explain when it would be "appropriate and applicable" to consider ESG factors. The Fund should disclose each of those points with greater specificity. If it is determined that this detail belongs in Item 9 of Form N-1A, it would acceptable to locate the additional disclosure there.

Response: The relevant disclosure will be revised in Principal Investment Strategy and Goal and Approach and replaced with the following (Note: Bracketed sentences will not be included in the Principal Investment Strategy of the Summary Prospectus):

"The fund seeks to invest in securities issued or guaranteed as to principal and interest by the U.S. government or its agencies or instrumentalities and enter into repurchase agreements that present minimal credit risk, based on BNY Mellon Investment Adviser's assessment of the issuer's, guarantor's or counterparty's credit quality and capacity to meet its financial obligations, among other factors. As part of this assessment, to the extent relevant information is available, BNY Mellon Investment Adviser also evaluates whether environmental, social and governance (ESG) factors could have a positive, negative or neutral impact on the entity's financial condition (including cash flows, revenues, and short-term debt coverage) and competitive positioning or reputation within the relevant sector. The relevance and significance of these ESG factors to an entity's financial condition, competitive positioning or reputation vary and are dependent on the specific sector in which an issuer, guarantor or counterparty operates.

With respect to counterparties to repurchase agreements, relevant ESG considerations may include carbon financing and exposure, privacy and data security, responsible investments, corporate governance, business ethics, and financial system stability. [Repurchase agreement counterparties are evaluated for material ESG risks regardless of the agreement's underlying collateral.]

As part of its credit risk analysis, BNYM Investment Adviser evaluates material ESG factors for the U.S. government and U.S. government agencies or instrumentalities. These factors are evaluated from a sovereign perspective and may include environmental risks such as natural disasters, weather patterns and climate change; social factors such as long-term demographic trends, health equality and education standards; and governance factors such as the quality of institutional frameworks. In this regard, ESG considerations are generally expected to have a neutral impact on investment decisions pertaining to securities issued or guaranteed by the U.S. government or its agencies or instrumentalities, as other factors such as the financial condition, liquidity and market positioning of such entities are expected to outweigh ESG factors.

In evaluating ESG factors, BNY Mellon Investment Adviser considers ESG research developed by one or more of its affiliates or third parties, including ESG assessments and commentary provided by credit rating agencies, and other material ESG information as available. [The scope of such ESG research may vary significantly depending on the issuer, guarantor or counterparty and may be limited or unavailable.] Identified ESG factors are incorporated within BNY Mellon Investment Adviser's credit risk analysis to determine whether such ESG factors have a positive, negative or neutral impact on BNY Mellon Investment Adviser's assessment of creditworthiness. Based on this determination, the fund may adjust the applicable credit or maturity limits for the relevant issuer, guarantor or counterparty. BNY Mellon Investment Adviser, however, may determine, across all investments within the fund, that other attributes of creditworthiness, such as sources of liquidity and market positioning, outweigh ESG considerations when making an investment decision, and may not consider available ESG data in connection with every investment decision it makes on behalf of the fund. As a result, the fund may enter into repurchase agreements, for example, with counterparties that may be negatively impacted by ESG factors."

Fund management believes the revised disclosure responds to the Staff's comments. Currently, ESG data with respect to U.S. Government securities (with few exceptions) are "mapped" to the U.S. government as a whole; consequently, there is no differentiation among categories of U.S. Government securities from an ESG perspective. As described in the revised disclosure, BNY Mellon Investment Adviser currently expects ESG factors to have a neutral impact on its evaluation of credit risk for U.S. Government securities.

3.	Staff Comment: Supplementally, the Fund should provide the Staff with examples of different categories of the government securities the Fund will invest in, and how it will assess ESG attributes of those categories of securities. Based on the Fund's response, the Staff may have further questions or comments.

Response: The Fund invests in the following categories of government securities: (i) U.S. Treasury securities, (ii) U.S. government agency debt securities (including those issued by Federal Farm Credit Banks, Federal Home Loan Banks and Federal National Mortgage Association) and (iii) repurchase agreements collateralized by U.S. Treasury securities, U.S. government agency debt securities and/or cash. As noted above, BNY Mellon Investment Adviser currently expects ESG factors to have a neutral impact on its evaluation of credit risk for U.S. Government securities.

Fund Summary—Principal Risks

4.	Staff Comment: If the Fund's investment adviser is entitled to recoup fees and expenses waived or reimbursed to avoid a negative yield, please disclose this right in interest rate risk or elsewhere in this section, and the related effect on investors.

Response: The Fund's investment adviser is not entitled to recoup fees and expenses waived or reimbursed to avoid a negative yield.

Fund Summary—Portfolio Management

5.	Staff Comment: The second and third sentences of the section state "BNYM Investment Adviser will make an annual donation, out of its own legitimate profits, to select HBCUs of an amount representing 10% of its net revenue attributable to the fund's BOLDSM shares, subject to a minimum annual donation amount of $300,000. From time to time, one or more affiliates of BNYM Investment Adviser may contribute to BNYM Investment Adviser's annual donation to HBCUs." This disclosure is not permitted or required under Item 5 of Form N-1A. Accordingly, please move this disclosure to Item 10 of Form N-1A. Please also include the required Item 5 disclosure regarding the Fund's portfolio managers.

Response: The disclosure regarding the investment adviser's donation to HBCUs will be removed from Portfolio Management in the Summary Prospectus. Pursuant to Item 5(b) of Form N-1A, the requirement to list information regarding portfolio managers is not required for money market funds, such as the Fund.

Fund Details—Goal and Approach

6.	Staff Comment: If applicable, please include disclosure required by Item 9(a) to Form N-1A as to whether the Fund's investment objective can be changed without shareholder approval.

Response: The Fund's investment objective is a fundamental policy which may not be changed without shareholder approval; accordingly, no additional disclosure will be added.

7.	Staff Comment: In the second paragraph, please disclose that shareholders will be given 60 days' notice prior to any change in the Fund's 80% policy.

Response: The following disclosure will be added to the Amendment: "The fund's policy with respect to the investment of at least 80% of its net assets may be changed by the fund's board upon 60 days' prior notice to shareholders."

Fund Details—Investment Risks

8.	Staff Comment: The disclosure included in ESG evaluation risk in response to Item 4 and Item 9 of Form N-1A appears to be substantially similar. The Staff has provided guidance indicating that the disclosure provided in response to Item 4 should not be identical to the disclosure in response to Item 9. The Staff draws the Fund's attention to the Staff's June 2014 IM Guidance Update 2014-08, which sets forth the Staff's observations regarding this issue. Please revise as applicable and provide more detailed information regarding the ESG evaluation risk in Item 9.

Response: The Fund believes that providing a description of the ESG evaluation risk in response to both Items 4 and Item 9 provides relevant and useful disclosure to Fund shareholders and potential investors. Accordingly, the Fund respectfully declines to revise the disclosure.

Fund Details—Management

9.	Staff Comment: Please disclose any recoupment provisions applicable to contractual expense caps or voluntary undertakings made by the Fund's investment adviser to waive fees and/or reimburse fund expenses.

Response: There are no recoupment provisions applicable to the contractual expense caps or voluntary undertakings made by the Fund's investment adviser to waive fees and/or reimburse fund expenses.

10.	Staff Comment: The second sentence of the second paragraph states "BNYM Investment Adviser has agreed, until at least May 31, 2022, to waive receipt of its fees and/or assume the direct expenses of the fund's BOLDSM shares so that the direct expenses of BOLDSM shares (excluding taxes, interest, portfolio transaction costs, commitment fees on borrowings and extraordinary expenses) do not exceed 0.21%." Please disclose who can terminate this expense limitation agreement and when it may be terminated.

Response: The expense limitation agreement is contractual and has been changed to 0.18% and extended to at least May 31, 2023. Consequently, the disclosure has been moved to a footnote to the Fee Table. In addition, the Adviser has contractually agreed, until at least May 31, 2023, to waive receipt of a portion of its management fee in the amount of 0.03% of the value of the fund's average daily net assets, which will also to be disclosed in a footnote to the Fee Table. The following additional disclosure will be added to the Amendment after the disclosure in the footnote: "On or after May 31, 2023, BNYM Investment Adviser may terminate the fee waiver agreement and/or the expense limitation agreement at any time."

Statement of Additional Information

Investment Restrictions

11.	Staff Comment: The first sentence of the introductory paragraph states: "'Fundamental Policies' may not be changed without approval of the holders of a majority of the fund's outstanding voting securities (as defined in the 1940 Act)." Please disclose what holders of a majority means here.

Response: The following disclosure will be added to the Amendment: "For purposes of the 1940 Act, a "majority" of the outstanding voting securities currently means the lesser of (i) 67% or more of the shares of the fund present at a meeting, if the holders of more than 50% of the outstanding shares of the fund are present or represented by proxy, or (ii) more than 50% of the outstanding shares of the fund."

Investment Restrictions—Fundamental Policies

12.	Staff Comment: The Staff notes that certain fundamental policies are not listed for the Fund (specifically, borrowing, commodities, issuer diversification and senior securities). Each fundamental policy should cover policies applicable to the Fund. Please revise the Amendment accordingly.

Response: Under IR number 9, the following is currently disclosed regarding commodities: "[The fund may not]…purchase or sell real estate, REIT securities, commodities, or oil and gas interests, but the fund may purchase and sell securities that are secured by real estate or issued by companies that deal in real estate." With respect to issuer diversification, the SAI currently discloses at the end of the list of fundamental policies the following (as relevant to the fund): "Money market funds are subject to the requirements of Rule 2a-7 under the 1940 Act, including issuer diversification requirements. These requirements are complex but, generally, immediately after the acquisition of any security: a money market fund other than a single state municipal money market fund must not have invested more than (1) 5% of its total assets in securities issued by the issuer of the security and (2) 10% of its total assets in securities issued by or subject to demand features or guarantees from the institution that issued the demand feature or guarantee…." With respect to borrowing and senior securities, the following will be added to the Amendment: "In addition, as fundamental policies, Dreyfus Government Cash Management, may not (i) borrow money, except to the extent permitted under the 1940 Act (which currently limits borrowing to no more than 33-1/3% of the value of the fund's total assets), or (ii) issue any senior security (as such term is defined in Section 18(f) of the 1940 Act), except insofar as the fund may be deemed to have issued a senior security by reason of borrowing money in accordance with the fund's borrowing policies."

Investment Restrictions—Nonfundamental Policies

13.	Staff Comment: The nonfundamental policy relating to illiquid investments states that the Fund may not "enter into repurchase agreements providing for settlement in more than seven days after notice or purchase securities which are illiquid if, in the aggregate, more than 5% of the value of the fund's net assets would be so invested." Please disclose if there are other nonfundamental policies relating to other illiquid investments.

Response: The Fund does not have additional nonfundamental policies related to other illiquid investments besides repurchase agreements.

* * * * *

We hope the Staff finds that this letter and the revisions included in the Amendment are responsive to the Staff's comments. Should members of the Staff have any questions or comments regarding the Amendment, they should call the undersigned at 212.969.3151 or Kim Kaufman of this office at 212.969.3379.

Very truly yours,

/s/ Devin Kasinki
Devin Kasinki

cc:	David Stephens
Kim Kaufman
Jeff Prusnofsky